Mail Stop 4561

March 31, 2009

Albert Tylis, Esq.
Executive Vice President & General Counsel
Northstar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

Re: Northstar Realty Finance Corp.
       Registration Statement on Form S-3
       Filed March 6, 2009
       File No. 333-157749

Dear Mr. Tylis:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanations. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Information we file with the SEC, page 66

1.   We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2008. However, the 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Section 123.01 of the Division's Compliance and Disclosure Interpretations.

Part II

Items 25.1 and 25.2. Exhibits, page II-2

2.   We note that your exhibit index indicates that the Form T-1 Statements of Eligibility of the Trustee will be filed as exhibits 25.1 and 25.2 to the registration statement by an amendment to this registration statement or will be incorporated by reference into the registration statement. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 in the Division's Compliance and Disclosure Interpretations of the Trust Indenture Act and revise your exhibit index accordingly.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Robert W. Downes, Esq. *(via facsimile)*